                                                               EXHIBIT 17(c)(11)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
---------------------------------------x
CAPITAL REALTY INVESTORS TAX EXEMPT
FUND LIMITED PARTNERSHIP, et al.,

                    Plaintiffs,

                                         96 Civ. 7534 (LAK)
          -against-

DOMINIUM TAX EXEMPT FUND L.L.P., et al.,

                    Defendants.
---------------------------------------x

                      MEMORANDUM OPINION



          Appearances:

                    David N. Wynn
                    Robert B. Hirsch
                    Hunter T. Carter
                    Evan S. Stolove
                    ARENT FOX KINTNER PLOTKIN & KAHN
                    Attorneys for Plaintiffs Capital Realty Investors Tax Exempt Fund
                    Limited Partnership and capital Realty Investors Tax Exempt Fund
                    III Limited Partnership

                    Kevin J. Handly
                    Deborah L. Thaxter
                    PEABODY & BROWN
                    Attorneys for Plaintiffs CRITEF Associates Limited Partnership,
                    CRITEF III Associates Limited Partnership, and C. R..I.,
                    Inc.

                    Daniel J. Kramer
                    SCHULTE ROTH & ZABEL LLP
                    Attorneys for Plaintiff Capital Apartment Properties, Inc.

                    Paul M. Dodyk
                    CRAVATH, SWAINE & MOORE
                    Attorneys for Defendants

LEWIS A. KAPLAN, District Judge.

          Plaintiffs Capital Realty Investors Tax Exempt Limited Partnership and Capital Realty Investors Exempt Fund III Limited Partnership (the "Funds") are publicly traded real estate limited partnerships. They are parties to merger agreements with affiliates of plaintiff Capital Apartment Properties, Inc. ("CAPREIT") and they have been soliciting proxies since September 23, 1996 for approval of the mergers at security holder meetings scheduled for October 29, 1996.

          Defendant Dominium Tax Exempt Fund L.L.P. ("Dominium"), a thus far unsuccessful contestant for control of the Funds, is seeking to defeat the proposed mergers in order to preserve the possibility that it will make a bid of its own. Plaintiffs claim that it has violated the proxy rules in doing so and move for a preliminary injunction.

                                     Facts
Background

          The Funds' involvement with Dominium and the current lawsuit are but the latest chapter in a long saga, much of the background of which is described in two opinions in a prior lawsuit. Capital Real Estate Investors Tax Exempt Partnership v. Schwartzberg, 917 F. Supp. 1050 ("CRITEF I"), and 929 F. Supp. 105 ("CRITEF II") (S.D.N.Y. 1966). Briefly stated, the Funds have been trying to merge with CAPREIT affiliates for many months. They have met a number of obstacles along the way including a dispute with Martin Schwartzberg, a former partner of the principals of the Funds' general partners,/1/ and extensive class action litigation in

-------------------
/1/ That dispute led to the lawsuit that produced the opinions in CRITEF I and CRITEF II.

the Delaware Court of Chancery. The proposal now on the table cells for an aggregate merger price of $162.3 million, which would net $160.7 million for the Funds' security holders.

          During much of the past year, Dominium has explored the possibility of acquiring the Funds. In June and July 1996, it indicated an interest in mergers for aggregate net consideration to the Funds' security holders of $165.3 million. In August, however, it acknowledged that it was not in a position to provide of its liability to finance or finalize its proposal. As far as the record discloses, its ability to do so is no better than it was in August.

          There is little doubt that Dominium is seeking to delay or defeat the proposed mergers in the hope that it somehow will obtain the wherewithal to acquire control of the Funds or that it will make such a nuisance of itself that CAPREIT or the Funds will pay it to go away. Much more could be said concerning the complex background of this action. At this point, however, there is no need for a more extensive discussion save for a description of the particular Dominium communications and the preliminary proxy statement that are the foci of this motion.

The Dominium Solicitations

     The September 27 Letter

          On September 27, 1996, prior to filing preliminary proxy materials with the Securities and Exchange Commission ("SEC"), Dominium sent a letter to holders of the Funds' securities (the "First Letter") urging them to withhold proxies on the mergers pending recommendations by Dominium that it said would follow shortly:

          "We urge you not to take any action [on the Funds' request for proxies] until you have received and carefully considered the recommendations we will be sending you shortly.

          "We are an established real estate company which feels that the proposed merger as currently structured does not maximize BAC Holder[/2/] value. In order to do so, we believe an open, fair and competitive environment needs to exist. We would like to participate in such a process and provide alternatives which we believe can deliver greater value to all.


                                  *    *    *

          "We believe there are alternatives which are superior to the proposed merger and we will shortly be sending you additional materials which will detail these alternatives."

The Letter did not disclose Dominium's previous attempts to acquire the Funds or its prior inability to obtain financing. Nor did it disclose that its own previous unfinanced -- and therefore unsuccessful -- proposal would have yielded BAC holders $165.3 million as compared with the $160.7 million proposed by CAPREIT.

     The October 1 Press Release

          On October 1, 1996, Dominium issued a press release announcing that it had filed preliminary, proxy materials with the SEC. It went on to make negative comments about the proposed mergers and stated:

          "The holders will only receive the true value of their investment through an open, fair and competitive process, a process which the general partners have vigorously resisted.

          "* * * CAPREIT's offer provides the security holders with approximately $160 million, a price which Dominium believes is grossly inadequate." (Internal quotation marks omitted)

          The press release, like the First Letter, did not disclose the reason for Dominium's interest in the situation or its prior actions. Nor did it disclose that the $160 million merger price (actually a net of $160.7 million) that it characterized as "grossly inadequate" was only $4.6

-----------------
/2/   The securities of the Funds are called beneficial assignee certificates, or BACs.  CRITEF I, 917 F. Supp. at 1052.

million, or 2.8 percent, less than the price Dominium itself had offered -- and been unable to finance -- just weeks ago.

     The October 8 Letter

          On October 8, Dominium again wrote to BAC holders (the "Second Letter"). The Second Letter again urged security holders not to act until they received materials from Dominium. It again attacked the proposed mergers and the Funds' management. It concluded by saying:

               "Our analyses lead us to believe that in an open, fair and competitive process, the BAC Holders will receive greater values. Significantly, it appears that the General Partners have not even sought appraisals.

               "SEND A CLEAR MESSAGE TO YOUR GENERAL PARTNERS TO PURSUE OTHER ALTERNATIVES WHICH WILL MAXIMIZE BAC HOLDER VALUE. ONCE AGAIN, WE STRONGLY URGE YOU NOT TO SIGN OR RETURN ANY WHITE PROXY CARDS UNTIL YOU HAVE THE OPPORTUNITY TO REVIEW AND CAREFULLY CONSIDER OUR MATERIALS."

As before, the Second Letter said nothing about Dominium's prior actions and proposal.

The Dominium Preliminary Proxy Statement

Dominium filed a preliminary statement with the SEC on September 30, 1996 which has not yet received SEC clearance (the "Preliminary")./3/ The Preliminary argues strenuously against the proposed mergers. It attacks the Funds' general partners. It described Dominium's prior efforts with respect to the Funds, including its prior acquisition proposal and its inability to finance it. And it devotes approximately six of its 33 pages to a discussion of four alternatives to the mergers which, it argues, would yield superior value to the BAC holders: (1) holding the Funds'

---------------
/3/ Dominium's counsel represented at the hearing that Dominium had received staff comments on the preliminary proxy and that it had responded to those comments on October 10 or 11, 1996. He was unable to give any indication as to when the SEC is likely to give clearance.

mortgage bonds until maturity followed by liquidation of the underlying properties, (2) restructuring the underlying mortgages, (3) liquidation, and (4) actively marketing the Funds or the underlying properties. Significantly, it contains no proposal for a merger with or other acquisition by Dominium.


                                   Discussion

          Plaintiffs contend that the First and Second Letters and the press release violated SEC Rule 14a-3, 17 C.F.R. (S) 240.14a-3, because they constituted solicitations and were made without furnishing a proxy statement to the security holders. They assert that the documents were materially misleading and therefore violated Rule 14a-9, 17 C.F.R. (S) 240.14a-9. And they maintain that Dominium violated Rule 14a-7, which restricts the purposes to which security holders who obtain investor lists from an issuer may put those lists. They seek a preliminary injunction restraining Dominium's solicitation of proxies in opposition to the mergers pending the issuance of corrective disclosure.

          In order to obtain a preliminary injunction, plaintiffs must show (a) irreparable harm and (b) either (1) likelihood of success on the merits or (2) sufficiently serious questions going to the merits to make them a fair ground for litigation plus a balance of hardships tipping decidedly toward the party requesting the preliminary relief. E.g., Acquaire v. Canada Dry Bottling Co. of New York, Inc. 24 F.3d 401, 409 (2d Cir. 1994); ICN Pharmaceuticals, Inc. v. Kahn, 2 F.3d 484, 490 (2d Cir. 1993); CRITEF I, 917 F.Supp. at 1058; Holford USA Ltd. v. Cherokee, Inc., 864 F.Supp. 364, 371 (S.D.N.Y. 1994). Moreover, a clear showing of a threat of irreparable harm is essential. E.g. Triebwasser & Katz
v. American Tel. & Tel. Co., 535 F.2d 1356, 1359 (2d Cir. 1976).

The Merits

     The Rule 14a-3 Claim

          Rule 14a-3 prohibits solicitations subject to Regulation 14A unless a preliminary or definitive proxy statement is filed with the SEC and each person solicited is furnished with a copy concurrently or in advance of the solicitation. Here, Dominium does not dispute that the letters and the press release constituted "solicitations" within the meaning of Regulation 14A. They contend, however, that they were exempt from the requirements of Rule 14a-3 by Rule 14a-12, 17 C.F.R. (S) 240.14a-12.

          Rule 14a-12 provides in relevant part:

          "(a)  Notwithstanding the provisions of Rule 14a-3, a solicitation
               (other than one subject to Rule 14a-11 ((S) 240.14a-11)) may be made prior to furnishing security holders a written proxy statement meeting the requirements of Rule 14a-3(a) if --

               "(1) The solicitation is made in opposition to a prior solicitation or an invitation for tenders or other publicized activity, which if successful, could reasonably have the effect of defeating the action proposed to be taken at the meeting;

               "(2) No form of proxy is furnished to security holders prior to the time the written proxy statement required by Rule 14a-3(a) ((S) 240.14a-3(a)) is furnished to security holders:
                     Provided, however, that this paragraph (2) shall not apply where a proxy statement then meeting the requirements of Rule 14a-3(a) has been furnished to security holders by or on behalf of the person making the solicitation;

               "(3) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A ((S) 240.14a-101)) and a description of their interests direct or indirect, by security holdings or otherwise are set forth in each communication published, sent or given to security holders in connection with the solicitation, and

               "(4) A written proxy statement meeting the requirements of this regulation is sent or given to security holders solicited pursuant to this section at the earliest practicable date."

Plaintiffs claim that Dominium does not come within Rule 14a-12.

          Plaintiffs argue first that the Rule would exempt Dominium's solicitation from Rule 14a-3, assuming its other requirements were satisfied, only if (1) Dominium's solicitation was made in response to a prior solicitation, and (2) the prior solicitation, if successful, could defeat the action proposed to be taken at the meeting. While they acknowledge that Dominium's actions were taken in response to the Funds solicitation of proxies in favor of the proposed mergers, they argue that Dominium nevertheless does not qualify for the exemption because the Funds' prior solicitation, if successful, would result in the approval of the proposed action, not its defeat. Thus, plaintiffs read the phrase "which if successful, could reasonably have the effect of defeating the action proposed to be taken at the meeting" in Rule 14a-12(a)(1) as modifying "prior solicitation" as well as "invitation for tenders or other publicized activity." Put another way, it is plaintiffs' position that the Rule 14a-12 exemption is available only to proponents of corporate action to be voted on at a meeting, not its opponents. This construction is not persuasive.

          Rule 14a-12(a)(1) is not a model of draftsmanship. As a matter of linguistic analysis, the words might be read as plaintiffs suggest, although that is not the only permissible construction. But doing so would ignore the context in which the Rule must be applied, the understanding of a substantial segment of the securities bar, and the history and purposes of the Commission's actions in this area.

          The purpose of Rule 14a-12 is to allow those who wish to respond to proxy solicitations or other events that may affect the votes of shareholders on proposed corporate action to do so quickly, before filing and obtaining clearance of proxy statements from the SEC. Before there can be a response, however, someone -- almost invariably the registrant -- must have proposed corporate action and at least started down the path toward calling a shareholder meeting, filing a proxy statement and soliciting proxies. To read Rule 14a-12 as plaintiffs suggest would, in the usual case, give an exemption from the proxy statement filing requirement to the registrant -- which often will not need it -- and withhold it from the contestant, the party with the need to respond without the delay inherent in preparing and obtaining clearance of its own proxy statement. Indeed, to read the Rule in this fashion would give an advantage to registrants that seems inconsistent with the Commission's objectives in this area./4/ It therefore is not surprising that Dominium has presented the Court with evidence, albeit not conclusive evidence, that the rule is understood and applied by the securities community as permitting all contestants -- not only proponents -- to begin soliciting prior to the filing of their own proxy statements as long as they do so in opposition to a prior solicitation and otherwise come within the Rule. Compare Robert S. Reder & Phillip Berkowitz, Doing Deals, 930 PLI/CORP 575, 596 (1996); Steven N. Gofman & James K. Baer, Fight Letters: An Effective Tool in Proxy Contests, 10 No. 5 INSIGHTS 12 (1996); Michael W. Goroff & Guy W. Winters, Recent Developments in Proxy Contests, 711 PLI/COMM 347, 357-58 (1995); Crozier Aff. (P)(P) 2-7; with 3C Harold S. Bloomenthal, SECURITIES AND FEDERAL CORPORATE LAW (S) 13.14[l]
(1996).


          This view, contrary to plaintiffs' suggestion, is supported by the Commission's actions in this area. In 1989, the Commission undertook a broad review of the proxy rules and adopted a series of amendments, the object of which was to eliminate unnecessary regulation of communication among security holders with respect to matters to be put to votes. Sec. Exch. Act Rel. No. 34-29315, 56 Fed. Reg. 28987 (June 25, 1991); Sec. Exch. Act Rel. No. 34-31326,
57


------------------
/4/ See generally Sec. Exch. Act. Rel. No. 34-31326, 57 Fed. Reg. 48276 (Oct. 22, 1992); Sec. Exch. Act Rel. No. 34-29315, 56 Fed. Reg. 28987 (June 25,
      1991).

Fed.  Reg. 48276 (Oct. 22, 1992); CRITEF 1, 917 F. Supp. at 1060.  In the
release that proposed the 1992 rule amendments, the Commission summarized Rule 14a- 1 2 as "authoriz[ing] solicitations before proxy statement delivery in connection with. . . non-election solicitations" without suggesting that it does so only for proponents of corporate action. 56 Fed. Reg. at 28989. While the Commission ultimately declined to adopt a proposal that would have broadened Rule 14a-12 still further, it did so on the ground that change was not necessary because "[t]he broad scope of current Rules 14a11(d)and 14a-12 reach virtually all contested and responsive solicitations." Sec. Exch. Act Rel. No. 34-31326, 57 Fed. Reg. at 49283; see also Sec. Exch. Act Rel. No. 34-25217, 52 Fed. Reg. 48977, 48980 & n.38 Dec. 29, 1987. Thus, to the extent that the Commission has spoken to this issue, its words suggest (a) a purpose to facilitate communications among security holders, free of unnecessary restriction, and (b) an intention that Rule 14a-12 be read broadly to facilitate that purpose. There is little to support plaintiffs' position./5/ When this evidence is coupled with the apparent lack of any Commission enforcement actions brought against opponents of corporate action who have relied on Rule 14a-12 to solicit without first filing proxy statements, the Court concludes that it is unlikely that plaintiffs will


-----------------
/5/ Plaintiffs argue that their interpretation of the Rule must be correct because the Commission in 1965 rejected a proposal that would have allowed responsive solicitations without restriction in favor of substantially the current text, thus supposedly evidencing an intention to permit prefiling responsive solicitations only by proponents. The inference they propose is not warranted by the record.

In 1964, the Commission proposed adoption of a version of what ultimately became Rule 14a-12 that, to the extent relevant here, would have exempted any "solicitation. . .made in opposition to a prior solicitation." Sec. Exch. Act Rel. No. 34-7481, 1964 WL 7011, at *7 (Dec. 7, 1964). The Rule was adopted, in relevant part, in much the same form as it now exists, a year later. Sec. Exch. Act Rel. No. 34-7775, 1965 WL 7738, at *5(Dec. 22, 1965). But there is nothing in the adopting release to suggest that the Commission intended to restrict prefiling responsive solicitations to proponents, as plaintiffs contend.
Rather, the logical reading of the sparse regulatory history suggests that the intention was to broaden the Rule 14a-12 exemption to permit prefiling solicitations in response to non-solicitation events like tender offers as well as in response to prior solicitations, which had been the exclusive focus of the Rule as proposed in 1964.

prevail on their contention that Dominium violated Rule 14a-3 because the Rule 14a-12 exemption is not available to it as an opponent of the corporate action at issue.

          Plaintiffs argue also that each of Dominium's solicitations failed to satisfy Rule 14a-12(a)(3) because it did not include "a description of their interests direct or indirect, by security holdings or otherwise." Their theory is that the Rule required Dominium to disclose the background of its interest in acquiring the Funds, that it was a newly-created entity, and that it sought to make a deal with CAPREIT to resolve their competing bids. (Pl. Reply Mem. 5-6)

          The press release stated that Dominium owned 100 BACs. The First and Second Letters were address to "fellow BAC holders," thus implying, correctly, that Dominium owned BACs, although neither indicated the number owned. All three communications made Dominium's wish to defeat the proposed mergers clear. They therefore disclosed a bare minimum of information that might be said to constitute "a description of [Dominium's] interests direct or indirect, by security holdings or otherwise." The more basic issue, however, is whether they were obliged to do more, and, if so, how much more.

          This much is clear. The point of Rule 14a-12 is to permit participants in proxy contests to act quickly without preparing a proxy statement in the circumstances to which the Rule applies. To the extent that plaintiffs contend that the press release and the letters should have disclosed the sort of extensive background information required in proxy statements, their argument must be rejected in order to avoid defeating the purpose of the exemption. On the other hand, it seems equally clear that Dominium should have disclosed in each of the letters the fact that it owned 100 BACs, as it did in the press release. That information is simple, easily disclosed, objectively knowable, and within the plain language of the Rule. It is, moreover, arguably significant because a security holder might well take a different view of a solicitation by a nominal as opposed to substantial fellow security holder. The Court therefore concludes that plaintiffs are likely to prevail, as a purely technical matter, on their claim that Dominium's two letters violated Rule 14a-3 because the failure there to disclose the extent of Dominium's BAC ownership took it out of Rule 14a-12(a)(3).

          The more difficult question is whether the Rule should be construed to require at least some disclosure of facts concerning Dominium's prior efforts to acquire the Funds and the motive for its opposition to the proposed mergers. There are considerations pointing in opposite directions. Information as to the interest of a contestant is important to many security holders in evaluating the arguments made in opposition to proposed corporate action. On the other hand, Rule 14a-12(a)(4) conditions availability of the exemption on prompt dissemination of the solicitor's proxy statement, which must contain that information. The security holders therefore will be provided with the information in relatively short order. But it is unnecessary to determine the precise requirements of Rule 14a-12(a)(3) in this respect at this time in light of the Court's view of the equities and on the issue of relief. Infra.

     The Rule 14a-9 Claims

          Plaintiffs claim that the letters and the press release were materially misleading in that they (1) failed to provide all information required by Schedule 14A, (2) failed to provide extensive background information concerning Dominium's prior interest in acquiring and involvement with the Funds, (3) failed to set forth the basis for certain accusations made against the Funds and their general partners, (4) falsely stated that Dominium was "an established real estate company," and (5) implied that Dominium has an alternative superior to the mergers to propose when in fact it does not. (Cpt
(P) 68) The press release is said to have violated Rule 14a-9 for the additional reason that it supposedly mischaracterized Dominium's Preliminary in some unspecified respect. (Id. (P) 69)

          Most of the disclosure claims are specious on their face. Nothing in Regulation 14A requires each solicitation to contain all of the information required to be contained in a proxy statement. The claim that the press release mischaracterized the Preliminary is not a sufficient basis for injunctive relief because it does not specify the respects in which it supposedly did so. Plaintiffs are correct in stating that the description of Dominium as "an established real estate company" was technically false because Dominium is a newly-formed entity. However, it is the instrument of Dominium Management Services, Inc. and its principals, and there is no suggestion that the group of which it is the instrument does not meeting that description. Hence, the misstatement was not material.

          The contention that the letters and the press release were materially misleading because they falsely implied that Dominium is about to come forward with a new and superior offer to acquire the Funds is more substantial. Certainly the Preliminary, assuming its accuracy, demonstrates that a competing bid by Dominium is not now in the offing. Yet the letters and the press release all spoke of the need for "an open, fair and competitive" environment. The First Letter said that Dominium "would like to . . . provide alternatives . . ." While these references to competition and alternatives are consistent with Dominium merely advancing alternative strategies for the Funds rather than proposing a competing bid, a reader of the letters and the press release would not be unjustified in concluding that Dominium was readying its own higher bid for the Funds. The declaration of the Funds' proxy solicitor suggests that at least some investors have drawn that conclusion. (Dennedy Decl. (P)(P) 4-7). Hence, the Court finds that plaintiffs have established a fair ground for litigation on their claim that the letters and the press release violated Rule 14a-9 by misleadingly suggesting Dominium intends in the near future to make a bid for the Funds.

          Nor are the claims that Dominium's communications were misleading because they failed fully to set forth the nature of its interest, the background of its efforts with respect to the Funds, and the basis for its accusations readily dismissed. The letters, addressed to "[f]ellow BAC Holders," may have created the impression in some minds that Dominium's interest was as a fellow investor. Yet Dominium has no meaningful ownership interest. Its real concern, viewed most charitably to it, is in defeating the mergers to pave the way for an eventual takeover bid of its own. In these circumstances, the failure to disclose its own interest in an acquisition and its failure to finance a proposal at a price only marginally higher than one it now characterizes as "grossly inadequate" arguably was materially misleading.
Hence, there is enough basis for concern with the accuracy and completeness of the letters and the press release in this regard to conclude that plaintiffs have established a fair ground for litigation on this point.

     The Rule 14a-7 Claim

          Rule 14a-7 provides a mechanism for those who wish to solicit proxies to obtain a list of security holders from the registrant. It restricts the use of that information, however, to communicating with security holders for that specific purpose and requires that the information be held in confidence. 17 C.F.R. (S) 240.14a-7(d).

          Plaintiffs claim that Dominium is using the lists it has provided for the purpose of attempting to take over the Funds and thus for purposes not contemplated by the Rule. At the hearing on the motion, it pointed to the suggestion, at page 22 of the Preliminary, that the BAC holders "get yourselves new General Partners" as demonstrating Dominium's intention to use the lists for a proscribed purpose. Dominium promptly represented that it would delete the statement from its proxy statement.

          Plaintiffs, in the Court' s judgment, are not likely to prevail on this claim, particularly in view of the promised deletion. There is no question that Dominium is using the investor lists for the purpose of soliciting proxies in opposition to the mergers, precisely the proposed corporate action with respect to which the Funds are soliciting proxies. That Dominium may have to succeed in defeating the proposed mergers in order to accomplish its broader objectives seems quite beside the point. Any different view of the Rule would undermine dramatically the principle of shareholder democracy it is designed to serve by enabling issuers to withhold access to or restrict use of lists of security holders as long as they could characterize an opposing party's motive as one of serving purposes of its own beyond interests shared by all security holders in general. As proxy fights rarely if ever are mounted out of disinterested motives, the interpretation of the Rule proposed by plaintiffs, if adopted, effectively would repeal it and put an end to effective attacks on corporate action supported by the management in control of an issuer's proxy machinery.

The Equities and Relief

          In assessing the threat of irreparable injury and the balance of the equities, it is important to bear firmly in mind that the objective of courts and of injunctive relief in cases like this not to "test the ingenuity of sophisticated corporate counsel." Smallwood v. Pearl Brewing Co., 489 F.2d 579, 592 (5th Cir.), cert. denied, 419 U.S. 873 (1974). Nor is it "to punish." Rondeau v. Mosinee Paper Corp., 422 U.S. 49, 61 (1975) (quoting Hecht v. Bowles, 321 U.S. 321, 329-30 (1944)) (upholding denial of injunction despite finding of securities law violation).

Rather, it is to ensure that investors are provided in a timely fashion with the accurate information necessary to the intelligent exercise of the corporate franchise. E.g.., Buffalo Forge Co. v. Ogden Corp., 717 F.2d 757, 760 (2d Cir.
1983) (quoting Edgar v. Mite Corp., 457 U.S. 624, 640 (1982)). Moreover, as Judge Friendly so aptly wrote, participants in proxy contents and tender offers "act, not 'in the peace of quiet chamber,' . . . but under the stresses of the market place." Electronic Specialty Co. v. International Controls Corp., 409 F.2d 937, 948 (2d Cir. 1969) quoting Hellenic Lines Ltd. v. Brown & Williamson Tobacco Corp., 277 F.2d 9, 13 (4th Cir.), cert. denied, 364 U.S. 879 (1960)).
"They act," he went on, "quickly, sometimes impulsively, often in angry response to what they consider, whether rightly or wrongly, to be low blows by the other side. Probably there will be no more be a perfect tender offer [or proxy solicitation] than a perfect trial." 409 F.2d at 948. These considerations bear not only on the judgment to be applied in testing conduct and materiality, but in determining relief as well. See id.

          Here, the two letters probably violated Rule 14a-3 because the failure to disclose the number of BACs owned by Dominium probably deprived it of the Rule 14a-12 exemption. Any such violation, however, was of the most technical sort. Dominium's contemporaneous disclosure in the press release of the number of shares owned demonstrates that it was not trying to hide the fact and made the information a matter of public knowledge. Certainly plaintiffs could tell the Funds' security holders of the small size of Dominium's holding if they think that fact likely to be persuasive. Plaintiffs in these circumstances are not threatened with irreparable injury by virtue of Dominium's omission of the number of shares from the two letters.

          The next of plaintiffs' grievances is Dominium's allegedly false implication that it intends to make a superior offer in the near future. Plaintiffs claim that the prospect of such an offer has led BAC holders to delay giving proxies to management in the hope that a higher bid will be forthcoming. They point to the fact that the mergers must be approved by the affirmative vote of holders of a majority in interest of the outstanding BAC and argue that a vote withheld is in substance a vote against.

          Plaintiffs' argument may well be correct -- for the moment. It seems clear, however, that if Dominium fails to make a superior offer before the scheduled BAC holder meeting, the Funds' security holders will realize that the mergers are the only game in town. To put the matter in more familiar parlance, plaintiffs may well be suffering injury at the moment in the sense that BAC holders have been led to delay, but the injury certainly is not irreparable. Plaintiffs can counter any misleading impression Dominium may have created by pointing out that Dominium's Preliminary does not contain another offer and that Dominium was unable to finance an earlier proposal. Moreover, plaintiffs need not even do so to avert difficulty. As the merger train comes closer and closer to departure without the emergence of the hoped-for better mode of transportation, more and more BAC holders will hop aboard rather than be left at the station.

          The last of plaintiffs' complaints about the Dominium communications -
- the failure to disclose Dominium's prior failed attempt to acquire the Funds and its inability to finance a proposal only marginally better than the mergers now scheduled for a vote -- involves both Rules 14a-3 and 14a-9. But the considerations controlling relief are the same with respect to each Rule. Plaintiffs are at liberty to make to the BAC holders the points they have made to this Court: essentially, that Dominium is acting as a spoiler which has tried and failed to top CAPREIT's bid for the Funds and which has no alternative transaction of its own to propose. Nor are they limited to their own assertion. There is ample evidence in Dominium's Preliminary.

Moreover, Dominium has represented that its final proxy statement will be disseminated promptly when SEC clearance is received.

          Assuming that the proxy statement goes out soon,/6/ the threat of irreparable injury to plaintiffs is at most de minimus, and the balance of the equities, to the extent it is relevant here, does not tip decidedly in favor of the plaintiffs. The practical realities of the situation are that plaintiffs and Dominium, respectively, can and presumably will put the material facts into the hands of BAC holders promptly. At that point, any misleading impressions created to date should be overcome, and the fate of the mergers will be for the BAC holders to decide. See, e.g., Treadway Companies, Inc. v. Care Corp., 638 F.2d 357, 380 (2d Cir. 1980) (deficiencies in Schedule 13D cured by subsequent filings); Burlington Industries, Inc. v. Edelman, 666 F.Supp. 799, 810 (M.D. N.C.), aff'd, No. 87-1622(L), 1987 WL 91498 (4th Cir. June 22, 1987); Data Probe
Acquisition Corp. v. Datatab, Inc., 568 F.Supp 1538, 1557 (S.D.N.Y.), rev'd on other grounds, 722 F.2d 1 (2d Cir. 1983), cert. denied, 465 U.S. 1052 (1984)
(proxy statement cured disclosure deficiency in earlier communication); see also Gearheart Industries, Inc. v. Smith International, Inc. 741 F.2d 707, 716 (5th Cir. 1984); San Francisco Real Estate Investors v. Real Estate Investment Trust of America, 701 F.2d 1000,, 1010-11 (1st Cir. 1983). The issuance of an injunction at this moment therefore would serve no useful purpose.


                                   Conclusion

          For the foregoing reasons, plaintiffs' motion for a preliminary injunction is denied. Plaintiffs may renew the motion before the undersigned in the event Dominium's proxy statement is not disseminated to BAC holders on or before October 21, 1996.

------------------
/6/ There is no claim that the Preliminary fails accurately to disclose all material facts.

          The foregoing constitute the Court's findings of fact and conclusions of law.

          SO ORDERED.

Dated:  October 15, 1996

                                    /s/ Lewis A. Kaplan
                                    -------------------
                                    Lewis A. Kaplan
                                    United States District Judge